**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 19, 2015

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release **Award of Options (LTIP 2015) to Executive Directors and the Company Secretary**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

('AngloGold Ashanti' or the 'Company')

17 March 2015

NEWS RELEASE

AWARD OF OPTIONS (LTIP 2015) TO EXECUTIVE DIRECTORS AND THE COMPANY SECRETARY

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company under the AngloGold Share Incentive Scheme to directors and the Company Secretary.

Date of notification	:	13 March 2015
Date of grant	:	03 March 2015
Date of acceptance	:	16 March 2015

Key terms of the awards as approved by shareholders on 14 May 2014.

Long-Term Incentive Plan (LTIP)
- The Chief Executive Officer is awarded LTIP's at 250% of his annual basic salary while the other executives are awarded LTIP's at 200% of their respective annual basic salaries.
- The LTIP's vest after three years from the date of grant, to the extent that the strict performance conditions, under which the awards were granted, are met.
- Performance is based on a number of financial and non-financial metrics and has over the past three years provided vesting at the following levels:
  - **2014 - 37.4%**
  - **2013 – 37.2%**
  - **2012 – 41.1%.**

Clearance was obtained in terms of JSE Listings Requirement 3.66.

Strike price	NIL cost to participant in accordance with the rules of the above plans
Market value per award at date of grant	R129.94
Class of security	Options to acquire ordinary shares
Type of interest	Direct beneficial

NAME	LTIP	Total Value of Awards(ZAR)
S Venkatakrishnan (*Executive Director*)	230,875	R 29,999,898
KC Ramon (*Executive Director*)	114,637	R 14,895,932
ME Sanz Perez (***EVP Group Legal, Commercial & Governance and Company Secretary***)	93,435	R 12,140,944
	438,947	**R 57,036,773**

ENDS

17 March 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries

                                      media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 19, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance